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                                 EXHIBIT 3.2(a)
                     Amendments to By-Laws of the Registrant


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RESOLVED, that the fourth paragraph of Article II, Section 2, of the By-Laws of the Corporation be, and it hereby is, amended by changing the words "not less than sixty (60) days nor more than ninety (90) days" to read instead "not less than ninety (90) days nor more than one hundred twenty (120) days"; and further

RESOLVED, that the third paragraph of Article III, Section 3, of the By-Laws of the Corporation be, and it hereby is, amended by changing the words "not less than sixty (60) days nor more than ninety (90) days" to read instead "not less than ninety (90) days nor more than one hundred twenty (120) days".


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